Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.
Name and Address of Reporting Issuer

First Mining Gold Corp. (the “Company”)
Suite 1800 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Item 2.
Date of Material Change

August 20, 2019.

Item 3.
News Release

A news release was disseminated through ACCESSWIRE on August 20, 2019 and subsequently filed on SEDAR.

Item 4.
Summary of Material Change

The Company announced the establishment of an at-the-market equity program (the “ATM Program”) pursuant to which the Company, at its discretion and from time to time, may issue up to $15 million of common shares of the Company (“Common Shares”) to the public at the prevailing market price of the Common Shares when issued through the Toronto Stock Exchange (the “TSX”). The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations under Canadian securities laws.

Sales of Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated August 19, 2019 (the “Equity Distribution Agreement”) between the Company and Cantor Fitzgerald Canada Corporation (“Cantor”). The net proceeds from the ATM Program, if any, will be used by the Company for development and permitting activities at its Canadian gold projects, as well as for general working capital purposes. The ATM Program will be effective until the earlier of July 26, 2021 or completion of the sale of the maximum number of shares thereunder unless terminated prior to such date in accordance with the Equity Distribution Agreement.

Item 5.
Full Description of Material Change

The Company announced the establishment of an ATM Program pursuant to which the Company, at its discretion and from time to time, may issue up to $15 million of Common Shares to the public at the prevailing market price of the Common Shares when issued through the TSX. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations under Canadian securities laws.

Sales of Common Shares through the ATM Program will be made pursuant to the terms of the Equity Distribution Agreement between the Company and Cantor. The net proceeds from the ATM Program, if any, will be used by the Company for development and permitting activities at its Canadian gold projects, as well as for general working capital purposes. The ATM Program will be effective until the earlier of July 26, 2021 or completion of the sale of the maximum number of shares thereunder unless terminated prior to such date in accordance with the Equity Distribution Agreement.

Sales of Common Shares, if any, under the ATM Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX or on any other existing trading market for the Common Shares in Canada. The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution. The Company has applied for conditional approval from the TSX for the listing of the Common Shares to be offered under the ATM Program.

The ATM Program is being established pursuant to a prospectus supplement dated August 19, 2019 (the “Prospectus Supplement”) to the Company’s Canadian short form base shelf prospectus dated June 24, 2019 (the “Shelf Prospectus”), filed with the securities regulatory authorities in each of the provinces of Canada and a supplement to the base prospectus included in the Company’s U.S. registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission. The Canadian prospectus supplement (together with the related base shelf prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and the U.S. prospectus supplement (together with the related base prospectus) is available on the SEC's website (www.sec.gov). Alternatively, copies of the Prospectus Supplement will be available upon request by contacting Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email ecmcanada@cantor.com.

Item6.
Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item7.
Omitted Information

Not applicable.

Item8.
Executive Officer

For further information, please contact Daniel W. Wilton, Chief Executive Officer, at 604-639-8832.

Item9.
Date of Report

September 10, 2019.

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